



Bradley Aubry PhD candidate, MPsy, CFMP

· 3rd

 **EVOLVD Health Inc**

Northcentral Univers

Founder at Evolvd Health Inc.

Orange County, California Area · 500+ connections ·

Contact info

Experience

Founder | President | Chief Scientific Officer
EVOLVD Health Inc
Sep 2019 – Present · 11 mos
Greater New York City Area

Evolvd Health, Inc. is an New York-based, Inc. enterprise focused on the development and delivery of a revolutionary digital lifestyle medicine platform for men's and women's health. The Company aims to achieve a preeminent position in the telemedicine, digital healthcare and preventive medicine channels based on the concept of cultivating loyal, brand-specific consumer segments within the targeted market.

Evolvd Health is an innovative approach to delivering personal client care nationwide and globally with the focus on the patient's health experience, self-care empowerment, (**...see mor**

Education

 **Northcentral University**
Master's degree, Health/Medical Psychology
2014 – 2016



Kaplan University

Bachelors of Science, Nutrition Science

2009 – 2011

Activities and Societies: Alpha Beta Kappa Honor Society

Functional Medicine University

Functional Medicine Certifcation, Functional Medicine

2015 – 2016

Show 1 more education ⌄

Licenses & Certifications



Functional Diagnostic Nutrition

Functional Diagnostic Nutrition® (FDN)

Issued Mar 2012 · No Expiration Date

Musclemania Pro Bodybuilder

Issued Mar 2009 · No Expiration Date



Certified Fitness Trainer

(ISSA) International Sports Sciences Association

Show more ⌄

Skills & Endorsements

Wellness · 99+

 Endorsed by **Lola Dikaiou and 40 others who are highly skilled at this**

Nutrition · 99+

 Endorsed by **Jim Bell and 39 others who are highly skilled at this**

Nutritional Counseling · 99+

 Endorsed by **Tania Saraiva and 8 others who are highly skilled at this**

Show more ⌄

Recommendations

Received (0)   **Given (2)**



Tonya Donahue
Email Marketing Manager
June 17, 2014, Bradley Aubry
was a client of Tonya's

"I have been working with Tonya for over years now. From m
experience I would say that she is part of the 1% that
understands where Internet search is going and how to stay
ahead of the curve. She builds websites that are appealing
simple to the eye, while making it very detailed. In m... **See**



Ivan Nikolov
Community Manager at
Mindvalley Labs, passionate
about reawakening others |
Coach
December 15, 2010, Bradley
Aubry was a client of Ivan's

I am an advocate for healthy living and a strong believer in y
are what you eat. Ivan provides you with delicious foods tha
complement your body with natural essential nutrients. Viita
cafe is a blessing for the health conscious population. I take
on referring my friends, families, and clients to Viitals... **See**

